UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KonaRed Corporation
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

50048Y104
(CUSIP Number)

Shaun Roberts
1101 Via Callejon #200
San Clemente, CA 92673
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500048Y104	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHAUN ROBERTS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (1) (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Shaun Roberts is a United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,902,385
	8.	SHARED VOTING POWER Nil
	9.	SOLE DISPOSITIVE POWER 7,902,385
	10.	SHARED DISPOSITIVE POWER Nil

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,902,385
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.03%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 50048Y104	13D	Page 3 of 6 Pages

(1) Shaun Roberts was a director & officer and 10% shareholder of Sandwich Isles Trading Co., Inc. ("SITC") which was purchased by KonaRed Corporation ("KRED") on October 4, 2013. Under the Asset Purchase Agreement, Mr. Roberts was designated as one of the trustees of 42,750,000 KRED shares to be distributed to SITC shareholders. On May 23, 2014, SITC was dissolved and distribution of KRED shares in trust began. As of current date all shares of SITC have been distributed and this event has precipitated the filing of this Schedule 13D.

(2) As of September 18, 2014, KRED had 78,761,037 issued and outstanding common shares. Based on this, Mr. Roberts' direct current holding of 7,902,385 shares comprise 10.03% of KRED's common shares; and he has no indirect holdings of KRED's common shares.

Item 1.  Security and Issuer.

This Statement relates to common shares with a par value of $0.001 of KonaRed Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2829 Ala Kalanikaumaka Street, Suite F-133 Koloa, Hawaii 96756.

Item 2.  Identity and Background.

(a)	Shaun Vincent Roberts

(b)	P.O. Box 701, Kalaheo, HI 96741

(c)	Mr. Roberts is a President & Chief Executive Officer of KonaRed Corporation located at 2829 Ala Kalanikaumaka Street, Suite F-133 Koloa, Hawaii 96756.

(d)	Mr. Roberts has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Roberts has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Roberts is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Roberts was a founder and CEO of Sandwich Isles Trading Co., Inc. ("SITC") which was purchased by KonaRed Corporation ("KRED") on October 4, 2013 in exchange for 42,750,000 KRED restricted common shares. Under the Asset Purchase Agreement governing the transaction between KRED and SITC, Mr. Roberts and Mr. Steven Schorr were designated as a trustees of 42,750,000 KRED shares to be distributed to SITC shareholders. On May 23, 2014, SITC was dissolved and the process of distribution of the 42,750,000 KRED shares held in trust began and has been completed as of current date. Mr. Roberts' own shareholdings of KRED is 7,982,385 shares.

CUSIP No. 500048Y104	13D	Page 4 of 6 Pages

Mr. Roberts came to own his direct shareholdings in SITC through the purchase of founders shares, and conversion of salaries owed to him into shares of SITC. Mr. Roberts held his founders shares jointly with his wife Dana Roberts, and prior to the dissolution of SITC, Dana Roberts transferred at cost all her ownership interests in SITC to Shaun Roberts.

Additionally, since transitioning to the position of CEO of KRED on October 4, 2013, Mr. Roberts has been issued 250,499 free-trading KRED shares under a Form S-8 as compensation for services. Mr. Roberts has subsequently sold 163,350 of these shares.

Item 4.  Purpose of Transaction.

The purpose of Mr. Roberts' investment in SITC (subsequently merged into KRED) was to form the company.

Depending on market conditions and other factors, Mr. Roberts may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. In respect of the 250,499 free-trading common shares (the "Award Shares") which were issued to Mr. Roberts as compensation under KRED's S-8 Plan, he has sold 163,350 of the Award Shares in the open market. As reported herein, Mr. Roberts has made some sales of these shares within the last sixty days.

As of the date hereof, except as described above, Mr. Roberts does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	As of September 18, 2014, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Roberts was 7,902,385 common shares, or approximately 10.03% of the Issuer.

(b)
Mr. Roberts has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 7,902,385 shares of common stock of the Issuer.

(On December 12, 2013, Mr. Roberts was also granted 1,000,000 KRED options to purchase 1,000,000 restricted common shares of KRED at $0.45 per share, if vested. These options have a five year term and do not vest prior to October 4, 2014 and then only if KRED's share price is trading at $1.00 or above.)

CUSIP No. 500048Y104	13D	Page 5 of 6 Pages

Subsequent to the disposition of the 34,934,614 common stock of the Issuer which were held in trust for SITC shareholders, Mr. Roberts does not have any shared power to vote or direct the vote, and to dispose or direct the disposition of any shares of the Company.

(c)	Within the last sixty days, Mr. Roberts has executed the following sales of free-trading shares he received as compensation under KRED's S-8 Plan:

(i)	July 24, 2014 - open market sale of 20,000 common shares at $0.49 per share

(ii)	July 25, 2014 - open market sale of 20,000 common shares at $0.50 per share

(d)	N/A

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are not any contracts, arrangements, understandings or relationships (legal or otherwise) among Shaun Roberts and any other parties and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Copies of the agreements which formed the Asset Purchase Agreement between KRED and SITC are as follows:

Exhibit Number	Description	Filed
10.1	Binding Letter agreement dated June 5, 2013 with Sandwich Isles Trading Company, Inc.	(attached as an exhibit to the current report on Form 8-K of KonaRed Corporation, filed on June 11, 2013 and incorporated herein by reference)
10.2	Asset Purchase Agreement dated October 4, 2013 with Sandwich Isles Trading Co. Inc.	(attached as an exhibit to the current report on Form 8-K of KonaRed Corporation, filed on October 10, 2013 and incorporated herein by reference)

There were no borrowing of funds to finance the Asset Purchase Agreement.

The acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4 are as referenced in the attached Exhibits.

Other than the attached, there are no agreements regarding any transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.

CUSIP No. 500048Y104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2014

/s/ Shaun Roberts
Shaun Roberts